Via EDGAR

January 31, 2006

Attn:	Brad Skinner
Mark Kronforst
Stathis Kouninis

	Re:	Quantum Corporation
Review of Form 10-K for the fiscal year ended March 31, 2005 and Form 8-K filed October 27, 2005
File No. 1-13449

Dear Mr. Stathis Kouninis,

      Quantum Corporation received a comment letter dated January 25, 2006, regarding the review by the SEC of Quantum’s Form 10-K for the year ended March 31, 2005, filed June 8, 2005, and Form 8-K filed on October 27, 2005.  Your comment letter indicated that the Company should respond to your comments within ten business days (i.e., February 8, 2006).   However, because of the additional work that the Company must undertake in order to respond properly to your letter, we will file our response via Edgar no later than Tuesday, February 28, 2006.

We appreciate the extension.  It will allow us time to research and formulate thorough responses to the SEC comments.

Sincerely,

/s/ EDWARD J. HAYES, JR.

Edward J. Hayes, Jr.
Executive Vice President, Finance and Chief Financial Officer
Quantum Corporation